January 14, 2015

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Katherine Wray
           Attorney-Adviser

>   **Re: Rightscorp, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 7, 2014**
>   **File No. 333-199991**

Dear Ms. Wray:

Rightscorp, Inc. (the "**Company**") hereby submits a response to certain comments made by the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") in its letter dated December 4, 2014 (the "**Comment Letter**") relating to the Registration Statement on Form S-1 ("**Form S-1**") referenced above.

The Company's responses are numbered to correspond to the Staff's comments and are filed in conjunction with Amendment No. 1 to the Form S-1 (the "**Amended S-1**"). For your convenience, each of the Staff's comments contained in the Comment Letter has been restated below in its entirety, with the Company's response set forth immediately beneath such comment.

General

Comment No 1. **With respect to every third-party statement in your prospectus, such as the Netnames report, please provide us with the relevant portions of the research reports and articles you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Please tell us whether any of the materials were prepared for you, and if so, please disclose this fact. Additionally, ensure that any statistical measures are tied to specific research reports or articles. In this regard, we note that you do not explain where you obtained the data related to the U.S. home video industry or recorded music sales presented on page 18 of the registration statement.**

Response No. 1. Please see Annex A appended hereto.

Comment No. 2. **Please specifically disclose the factual basis for and the context of your claims, beliefs and opinions as they relate to your business. You must be able to substantiate on a reasonable basis all such claims, beliefs and opinions, or remove them from the filing. For example, please provide support for the following:**

- **"These firms represent some of the biggest names in music," on page 2;**

- **"We are in discussions with some of the largest owners of copyrighted intellectual property," on page 2; and**

- **"We have briefed key gatekeepers in the music and motion picture industry and have a process for keeping them up-to-date on our developments," on page 19.**

Response No. 2. The foregoing statements have been deleted.

Comment No. 3. We note a series of deficiencies relating to the formatting and content of the Cover Page. For example please revise the cover page to:

- ensure that all required disclosures are included in a single page;

- ensure that the Prospectus Summary section immediately follows the Table of Contents; and

- relocate the Special Note Regarding Forward-Looking Statements to a section of the registration statement that is not subject to Rule 421(d) of Regulation C. For example, such disclosure may be included immediately after the Risk Factors section.

Response No. 3. The Company has complied with this comment.

Comment No. 4. You state that the warrants issued in the context of the September 2014 private placement have anti-dilution protection in the event you subsequently issue shares of common stock, or securities convertible into shares of common stock, for a price of less than $0.25 per share. Please confirm your understanding that share issuances pursuant to warrant exercises at the adjusted exercise price in excess of the amount of shares set forth in the registration fee table are not covered by Rule 416.

Response No. 4. Confirmed.

Risk Factors

"**We depend on third parties to supply our services …," page 5**

Comment No. 5. You state that you are dependent upon your suppliers to send accurate data on a timely basis. Please briefly explain what type of suppliers you are referring to and what services they provide. Also, to the extent any such agreements are material to your operations, discuss their material terms in Business.

Response No. 5. The Company has deleted this risk factor, in part because it does not believe the agreements with the suppliers are material to its business.

Comment No. 6. You state that you do not own or operate the technology platforms that provide your service, yet it appears that you do not plan to file as exhibits any agreements with these parties. To the extent you have entered into agreements with respect to the operation of your technology platform, please revise the Business section to discuss the material terms of these agreements. In addition, explain to us how you determined not to file the agreements as exhibits pursuant to Item 601 (b)(10) of Regulation S-K. Alternatively, file the agreements as exhibits to the registration statement.

Response No. 6. Please see the response immediately above.

"**Our patents and licenses may be subject to challenge on validity grounds, and our patent applications may be rejected …," page 6**

Comment No. 7. You state that you rely on your patents, patent applications, licenses and other intellectual property rights to give you a competitive advantage. Please revise the caption and risk factor body to clarify, if true, that you do not currently hold any registered patents.

Response No. 7. The Company has revised the caption and the body of the risk factor accordingly; please see page 6.

"**A significant portion of our revenue is dependent upon a small number …," page 6**

Comment No. 8. In 2013, you derived approximately 25% of your revenues from your contract with BMG Rights Management, and 77% of your revenues during the six months ended June 30, 2014. Similarly, for the six months ended June 30, 2014, you derived 12% of sales from your contract with Warner Brothers. Tell us how you conclude that your contracts with these major customers are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response No. 8. The Company will seek confidential treatment of these agreements as it believes filing them could materially and adversely affect its competitive position in its industry. The Company has included the redacted form of its standard agreement, which is entitled Representation Agreement, as Exhibit 10.6.

<u>**"If we fail to comply with Section 404 of the Sarbanes-Oxley Act of 2002 …," page 12**</u>

Comment No. 9. **Please expand your risk factor disclosure, either under this heading or an added one, to state that you will be exempt from the auditor attestation requirements in the assessment of your internal control over financial reporting for so long as you remain a smaller reporting company, and identify the resulting risks to investors.**

<u>Response No. 9</u>. The Company has complied with this comment; please see page 11.

<u>**Business**</u>

<u>**Overview, page 15**</u>

Comment No. 10. You state that you currently represent the holders of more than 1 million copyrights. In order to provide context and comparability to this number, tell us what consideration you gave to providing this information for all periods presented in your registration statement.

<u>Response No. 10</u>. This statement has been deleted.

<u>**Sales and Marketing, page 19**</u>

Comment No. 11. We note vague references throughout this section referencing your briefings with "key gatekeepers," where you state that you have a "process for keeping them up-to-date on [your] developments." Please revise your discussion to provide more specificity with regard to the nature and extent of such contacts and what type of process you use to establish and maintain such contacts. The current discussion fails to provide a meaningful discussion of the nature and extent of your context with the referenced gatekeepers.

<u>Response No. 11</u>. This statement has been deleted.

<u>**Intellectual Property, page 20**</u>

Comment No. 12. **In the context of your discussion of patents pending, you state that "Comcast announced that they may do this in August." Please revise to better explain what action by Comcast you are referring to, and how it is tied to your business opportunity or operations.**

<u>Response No. 12</u>. This statement has been deleted.

Comment No. 13. **Your tabular disclosure of patent applications pending with the USPTO does not appear to describe clearly the status of such applications. For example, in the "Action Status" column you state that certain of the patents are "in appeals" or refer to "assignment unfiled." These technical descriptions do not appear to provide meaningful information to prospective investors on the status of such applications. Please revise your table to describe more clearly the status of your applications, or consider presenting such disclosure in narrative form.**

<u>Response No. 13</u>. The Company has presented the "Action Status" column in narrative form and accordingly deleted it from the table; please see page 22.

<u>**Competition, page 21**</u>

Comment No. 14. Please tell us what consideration you gave to discussing what impact, if any, companies providing subscription based music services may have on your business. For example, tell us whether the increased availability of subscription-based streaming music services impacts the market demands for your services.

<u>Response No. 14</u>. The Company has complied with this comment; please see the information in the table following the sentence that begins "We have not had any discussions regarding . . ." on page 23.

Comment No. 15. **You state that you utilize legal counsel to "gently remind the ISPs" of potential liabilities. Revise to describe more specifically the functions your legal counsel plays in this regard.**

Response No. 15. The Company has complied with this comment through revising the prior language; please see the section beginning with "Additionally, we send correspondence . . ." on page 23.

Directors, Executive Officers and Corporate Governance

Directors and Executive Officers, page 26

Comment No. 16. **We note that the biographical information for your directors and officers has a promotional tone. Please revise to eliminate this tone, and to ensure that you have provided support for each claim included in this section, including those pertaining to the financial performance of entities for whom they served as officers or directors.**

Response No. 16. The Company has complied with this comment; please pages 28 and 29.

Comment No. 17. **Please revise the biographical sketches to provide chronologically complete histories of prior employment for a period of not less than five years. See Item 401(e) of Regulation S-K. The current disclosures, for example with respect to Mr. Sabec, do not appear to consistently cover the required time periods.**

Response No. 17. The Company has complied with this comment; please pages 28 and 29.

Involvement in Certain Legal Proceedings, page 28

Comment No. 18. **You state that to your knowledge, during the last ten years, none of your directors, executive officers have been involved in certain categories of legal proceedings. Please eliminate this knowledge qualification, and instead provide a definitive statement of fact.**

Response No. 18. The Company has complied with this comment; please page 29.

Financial Statements, page 39

Comment No. 19. **Please update your financial statements to comply with the requirements set forth in Rule 8-08 of Regulation S-X.**

Response No. 19. The Company has complied with this comment.

The Company hereby acknowledges that:

- Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

- The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 310-751-7510 or our counsel Gregory Sichenzia or Henry Nisser at (212) 930-9700.

Very truly yours,

/s/ Christopher Sabec

Chief Executive Officer

Page 16 Rightscorp, Inc. S1

In September 2013, Netnames, a market research and consultancy firm, reported that P2P traffic that infringes on copyrights had become 24% of all internet traffic (not including traffic that infringes on pornographic copyrights). In other words, 24% of all Internet traffic was at the time made up of illegal downloading and distribution of mainstream, high-quality movies, music, games, and software. The report states that "worldwide, 432 million unique internet users explicitly sought infringing content during January 2013.

Page 3, Sizing the piracy universe NetNames September 2013

Page 16 Rightscorp, Inc. S1

Despite some discrete instances of success in limiting infringement, the piracy universe not only persists in attracting more users year on year but hungrily consumes increasing amounts of bandwidth."

In three key regions (North America, Europe, and Asia-Pacific), the absolute amount of bandwidth consumed by the infringing use of BitTorrent comprised 6,692 petabytes of data in 2013, an increase of 244.9% from 2011.

In the same three regions, infringing use of BitTorrent in January 2013 accounted for:

178.7 million unique internet users, an increase of 23.6% from November 2011; and

7.4 billion page views, an increase of 30.6% from November 2011.

Page 4, Sizing the piracy universe NetNames September 2013.

Page 16 Rightscorp, Inc. S1

According to the Global Internet Phenomena Report in Sandvine, 1H 2014, P2P file sharing accounted for approximately 27% of all North American upstream Internet traffic.

Global Internet Phenomena Report in Sandvine, 1H 2014, Page 5

Page 16 Rightscorp, Inc. S1

Beginning in 2002, the Recording Industry Association of America (or RIAA), the trade group that represents the U.S. Music Industry, filed the first lawsuits against individuals who were suspected of illegally downloading music. By October 2008, RIAA had filed 30,000 lawsuits against individual downloaders.

Chicago Tribune, December 12, 2007

Page 16 Rightscorp, Inc. S1

As of February 2012, most of the 30,000 cases settled out of court for between $3,000 and $5,000, two cases have been tried. Jamie Thomas received a judgment for $1.5m for distributing 24 songs and Joel Tenenbaum received a judgment for $675,000 for downloading and distributing 31 songs.

Even with 30,000 lawsuits filed and millions of dollars collected, P2P traffic had still grown worldwide to represent more than 40% of all consumer Internet traffic in 2008. Then in December 2008, the RIAA announced that it would stop suing individual infringers.

ArsTechnica.com, December 19, 2008

"No more lawsuits: ISPs to work with RIAA, cut off P2P users", ArsTechnica.com, December 19, 2008

Page 17 Rightscorp, Inc. S1

In 2008, it was revealed that just one BitTorrent hosting/tracker site was making $4 million a year on advertising.

TechCrunch

"The Pirate Bay Makes $4 Million a Year on Illegal P2P File-Sharing, Says Prosecutor", *TechCrunch*, Jan 31, 2008

Page 17 Rightscorp, Inc. S1

The USC-Annenberg Innovation Lab released a study in January 2012 that found many Internet ad networks profiting from piracy with Google #2 in the list.

The Trichordist

Page 18 Rightscorp, Inc. S1

Industry Losses Due To Piracy

The US home video industry generated approximately $18.2B in sales in 2013, down from $25B in 2006. This includes Netflix, Amazon, Blu-ray, DVD, PPV and VOD.

Futuresource

December 2008 Futuresource

Recorded music sales were $7B in 2013 down from $12B in 2000, including streaming revenues as well as iTunes and CDs.

From 2012 to 2013, US sales of digital music tracks declined 6% and sales of CDs and digital albums declined 8% year over year. According to the US Bureau of Labor Statistics, people marking their occupation as musician decreased 22% from 53,940 in 2002 to 42,100 in 2012.